Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A – 16 OR 15D – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 _____

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	Acquisitions Update	November 1, 2005

Exhibit 99.2	Acquisitions Update	November 2, 2005

Exhibit 99.3	Director/PDMR shareholding	November 4, 2005

Exhibit 99.4	Director Details	November 7, 2005

Exhibit 99.5	Acquisitions Update	November 8, 2005

Exhibit 99.6	Director/PDMR shareholding	November 10, 2005

Exhibit 99.7	AGM Statement	November 17, 2005

Exhibit 99.8	Result of AGM	November 17, 2005

Exhibit 99.9	Acquisitions / IFRS Update	November 22, 2005

Exhibit 99.10	Director/PDMR shareholding	November 25, 2005

Exhibit 99.11	Companies House Form 88(2)	November 2, 2005

Exhibit 99.12	Companies House Form 88(2)	November 7, 2005

Exhibit 99.13	Companies House Form 88(2)	November 9, 2005

Exhibit 99.14	Companies House Form 88(2)	November 11, 2005

Exhibit 99.15	Companies House Form 88(2)	November 11, 2005

Exhibit 99.16	Companies House Form 88(2)	November 18, 2005

Exhibit 99.17	Companies House Form 88(2)	November 18, 2005

Exhibit 99.18	Companies House Form 88(2)	November 23, 2005

Exhibit 99.19	Companies House Form 88(2)	November 25, 2005

Exhibit 99.20	Companies House Form 88(2)	November 25, 2005

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc
(Registrant)

Dated: November 30, 2005	By:	/s/ Mark J. White

Mark J. White
Group Company Secretary and Counsel